UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

MedClean Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58405Y 104
(CUSIP Number)

Scott Grisanti
1554 Anderson Avenue
Fort Lee, NJ 07024
917-601-2899
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Scott Grisanti I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 171,333,333(1)
	8	SHARED VOTING POWER: 171,333,333(1)
	9	SOLE DISPOSITIVE POWER: 171,333,333(1)
	10	SHARED DISPOSITIVE POWER: 171,333,333(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 171,333,333(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.51%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)
Reflects (i) 20,000,000 shares owned of record, (ii) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share, (iii) 16,000,000 shares issuable upon exercise of warrants at an exercise price of $0.004 per share, (iv) 5,333,333 shares issuable upon exercise of options at an exercise price of $0.004 per share, and (v)  110,000,000 shares issuable upon exercise of options held at an exercise price of $0.004 per share.

(2)	Calculated on the basis of 561,542,968 shares of Common Stock of the Issuer outstanding as of March 20, 2009 (as provided by the Issuer).

ITEM 1.	SECURITY AND ISSUER

Title of Class of Securities:

Common Stock $.0001 par value (the “Shares”)

Name and Address of Issuer:

MedClean Technologies, Inc. (the “Issuer”)
3 Trowbridge Drive
Bethel, CT 06896

ITEM 2.	IDENTITY AND BACKGROUND

Name of Reporting Person:

Scott Grisanti

Address of Reporting Person:

1554 Anderson Avenue, Unit E, Fort Lee, NJ 07024

Present Principal Occupations:

Mr. Grisanti is a director, President and Chief Executive Officer of the Issuer.

During the past five years Mr. Grisanti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Beneficially owned:

171,333,333 shares of Common Stock*

Percent of class:

Based upon the 561,542,968 shares of Common Stock of the Issuer outstanding as of March 20, 2009 (as provided by the Issuer) the Reporting Person holds approximately 30.51%* ofthe issued and outstanding Common Stock of the Issuer.

(b)	Number of shares to which Reporting Person has:

(i)	Sole power to vote or direct the vote: 171,333,333*

(ii)	Shared power to vote or direct the vote: 171,333,333 shares*.

(iii)	Sole power to dispose of or to direct the disposition of: 171,333,333*

(iv)	Shared power to dispose of or direct the disposition of: 171,333,333 shares.*

* The Reporting Person beneficially owns an aggregate of 171,333,333 shares of Common Stock. The foregoing amount of Common Stock reflects (i) 20,000,000 shares owned of record, (ii) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share, (iii) 16,000,000 shares issuable upon exercise of warrants at an exercise price of $0.004 per share, (iv) 5,333,333 shares issuable upon exercise of options at an exercise price of $0.004 per share, and (v) 110,000,000 shares issuable upon exercise of options held at an exercise price of $0.004 per share.

(c)
The Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days, other than on May 5, 2009 in consideration for making certain concessions with respect to his employment compensation and benefits for the period May 1, 2009 through December 31, 2009, (i) the Issuer granted to the Reporting Person a Common Stock purchase option for 110,000,000 shares at an exercise price of $0.004 per share, and (ii) the Issuer caused options and warrants currently held by the Reporting Person with respect to a total of 21,333,333 shares of Common Stock to be repriced to an exercise price of $0.004 per share.

(d) and (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2009	/s/ Scott Grisanti
Scott Grisanti